

Kelly Giard · 3rd

Founder & CEO, Clean Air Lawn Care

Fort Collins, Colorado Area · 500+ connections · **Contact info**

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Clean Air Lawn Care

 **Boston University**

About

In 2005, Kelly Giard had an idea to use the forces of capitalism to drive environmental progress. He wanted to change the world with that idea. Kelly is now leading a group of business owners to do just that.

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Experience

Founder & CEO
Clean Air Lawn Care
Jan 2006 – Present · 13 yrs 10 mos

 **Branch Owner**
LPL Financial
Feb 2005 – Apr 2008 · 3 yrs 3 mos

Stockbroker
AG Edwards
Jan 1997 – Feb 2005 · 8 yrs 2 mos

Education

 **Boston University**
Master's degree, Economics
1994 – 1996

 **Boston University**
Bachelor's degree, Economics
1990 – 1996

 **Boston University**
Bachelor's degree, Environmental Analysis and Policy
1990 – 1996

Volunteer Experience

Coach
Youth Sports
Jan 2011 – Present • 8 yrs 10 mos
Children

Coaching rec and club level basketball usually involving one of my sons and their buddies. Fantastic fun!

Recommendations

Received (0)   **Given (1)**



Peter Hamilton ✓
CEO at TUNE
July 30, 2008, Kelly was a client of Peter's

Peter's SEO work paid for itself within months. Best marketing dollars we spent in 2007. That kind of ROI makes you feel like a business genious. Kelly Giard, CEO Clean Air Lawn Care, Inc.

Interests



Boston University
347,652 followers



The Aust Group
10,429 followers



Starbucks
1,690,681 followers



Clean Air Lawn Care, Inc.
1,617 followers

Insperity
43,656 followers

Sustainable Lawn Care Professio...
494 members